SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Gabelli Global Multimedia Trust Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                                      _______36239Q109_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ July 29, 2014________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 26,781 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 26,781 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 26,781 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.11%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 156,421 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 156,421 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 156,421 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.65%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00- Funds of the partnership
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 19,702 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 19,702 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 19,702 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.08%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Nevada
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 13,334 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 13,334 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 13,334 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation, CO

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 413,083 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 413,083 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 413,083 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 1.71%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 61,377 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 61,377 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 61,377 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.25%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 36239Q109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 775,679 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 775,679 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 775,679 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 3.20%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
                                 Item 1 of the Schedule 13D (as defined below) is amended, in pertinent part, as follows:
This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock or the "Securities") of Gabelli Global Multimedia Trust Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on December 14, 2010.  The principal executive office of the Issuer is located at One Corporate Center, Rye, New York, 10580-1422.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.                                        Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, LLC ("Gabelli Funds"), a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for the Issuer and other registered investment companies in the GAMCO/Gabelli Fund complex.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
 (d) -  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) – Not applicable.
                                                 (f) –  The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.                                        Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $5,156,800 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.  GGCP used approximately $1,677,613 of working capital to purchase the additional Securities reported by it.  MJG-IV used approximately $44,334 of funds of a private entity to purchase the additional Securities reported by it.  Mario Gabelli used approximately $3,133,002 of private funds to purchase the additional Securities reported by him.  GSI used approximately $271,845 of working capital to purchase the additional Securities reported by it.  Gabelli Foundation, Inc. used approximately $30,006 of working capital to purchase the additional Securities reported by it.

Item 4.                                        Purpose of Transaction
Item 4 is supplemented as follows:
               Pursuant to the Issuer's transferable rights offering (the "Offering"), the Issuer issued one transferable subscription right ("Rights") for each share of common stock of the Issuer to shareholders of record ("Record Date Shareholders") as of June 17, 2014.  Three Rights entitled a Record Date Shareholder to purchase one newly issued share of common stock at a price of $9.00 per share.  This Schedule 13D Amendment reflects a total of 432,307 shares of common stock of the Issuer purchased by the Reporting Persons in the Offering

Item 5.                                        Interest In Securities Of The Issuer
                             Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 1,466,377 shares, representing 6.05% of the 24,222,640 shares of Common Stock outstanding as reported by the Issuer as of July 30, 2014.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common

GSI Mario Gabelli GBL GGCP MJG-IV Foundation GAMCO	156,421 775,679 61,377 413,083 19,702 13,334 26,781	0.65% 3.20% 0.25% 1.71% 0.08% 0.06% 0.11%

               Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons controlled by such Reporting Person.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            July 30, 2014

GGCP, INC.
MARIO J. GABELLI
    MJG-IV LIMITED PARTNERSHIP
GABELLI FOUNDATION, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                     President & Chief Operating Officer – GAMCO Investors, Inc.
     President – GAMCO Asset Management Inc.
     President – Gabelli Securities, Inc.

                 Schedule I
                                 Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro Kevin Handwerker
President and Chief Operating Officer

Senior Vice President

Senior Vice President

Senior Vice President

Executive Vice President and Chief Financial Officer

Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro David Goldman	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
David Goldman	General Counsel
Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer General Counsel Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President
Daniel R. Lee	Managing Partner of Creative Casinos, LLC 10801 W. Charleston Blvd., Suite 420 Last Vegas, NV 89135
William C. Mattison, Jr.

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe David M. Goldman Joel Torrance	See above Chief Financial Officer Controller General Counsel and Secretary Chief Compliance Officer
G.research, Inc. Directors:
Irene Smolicz	Senior Trader – G.research, Inc.
Daniel M. Miller	Chairman
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	President
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                   SHARES PURCHASED        AVERAGE
                         DATE            SOLD(-)             PRICE(2)

  COMMON STOCK – GABELLI MULTIMEDIA TRUST INC.

          MJG-IV LIMITED PARTNERSHIP
                       7/18/14            4,926             9.0000
          GABELLI FOUNDATION
                       7/18/14            3,334             9.0000
           MARIO J. GABELLI
                       7/29/14          111,000             9.0000
                        7/25/14              704             9.0000
                       7/18/14          158,746             9.0000
                        7/18/14              539             9.0000
                       7/18/14            6,667             9.0000
                       6/23/14              172             9.9667
          GAMCO INVESTORS, INC.
                       7/18/14           38,668             9.0000
          GAMCO ASSET MANAGEMENT INC.
                       7/25/14              533             9.0000
                       7/18/14            3,919             9.0000
          GGCP, INC.
                       7/18/14          103,270             9.0000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(3) THE TRANSACTIONS ON JULY 18TH, JULY 25TH, AND JULY 29TH OF 2014 ARE A RESULT OF THE
    RIGHTS OFFERING DESCRIBED IN MORE DETAIL IN ITEM 4 OF THIS SCHEDULE 13D.